

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2019

Joseph Macaluso
Principal Accounting Officer
Tel-Instrument Electronics Corp.
One Branca Road
East Rutherford, NJ 07073

> **Re: Tel-Instrument Electronics Corp**
> **Form 10-K for the Fiscal Year Ended March 31, 2018**
> **Filed July 16, 2018**
> **File No. 001-31990**

Dear Mr. Macaluso:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery